
September 25, 2012

<u>Via E-mail</u>
Mr. Scott Betts
President and Chief Executive Officer
Global Cash Access Holdings, Inc.
3525 East Post Road, Suite 120
Las Vegas, Nevada 89120

Re: **Global Cash Access Holdings, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2012
           Filed March 12, 2012
           Proxy Statement on Schedule 14A
           Filed March 27, 2012
           Forms 10-Q for the Quarterly Periods ended March 31, 2012 and
           June 30, 2012
           Filed May 8, 2012 and August 7, 2012
           File No. 001-32622

Dear Mr. Betts:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Business, page 4</u>

1. Please revise future filings and show us the following:
    - as required by Item 101(b), for each segment, disclose revenues, profits and assets for each of the last three fiscal years; and

- as required by Item 101(d), disclose the percentage and amount of revenues attributable to all foreign countries and any individual country if material.

Risk Factors, page 18

2. Please include in future filings and show us a risk factor addressing risks associated with the fact that over 38 percent of your common stock is beneficially owned by five funds and that one of your directors is a Managing Director of one of the funds.

Schedule 14A

Class III Directors, page 9

3. As required by Item 401(a), please disclose in future filings and show us any arrangement or understanding between Mr. Olson and any other persons pursuant to which he was or is to be selected as a director or nominee.   Provide similar disclosure for Mr. Rumbolz.

Directors Compensation, page 14

4. As required by Item 404(k)(1) and (2), please provide in future filings and show us the table of director compensation including the aggregate grant date fair value of any options.

Transactions with Related Persons, page 15

5. As required by Item 404(a), please provide in future filings and show us the respective value of each of the various transactions that you discuss in the first two paragraphs.

Compensation Discussion and Analysis, page 22

6. As required by Item 402(b), please provide in future filings and show us revised discussion and analysis reconciling your drop in revenues over the past two years (ten percent drop in each of the past two years) and your drop in net income (48 percent drop in each of the past two years) with your increases in salary and total compensation for your CEO in each of the past two years over that paid three years ago.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3375 if you have questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director